Jeffrey P. Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 28, 2006

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:	Apex Bioventures Acquisition Corporation Registration Statement on Form S-1 Filed on July 13, 2006 File No. 333-135755

Ladies and Gentlemen:

On behalf of Apex Bioventures Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on July 13, 2006. We are delivering clean and marked complete courtesy copies of the Amendment to each of Larry Spirgel and William A. Bennett of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated August 9, 2006 from Larry Spirgel, Assistant Director, Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1.
Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

Response: We note the Commission’s comment and will comply with such request.

2.
We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement and warrant agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Securities and Exchange Commission

Response: We have filed all the exhibits referenced in the Exhibit Index with the Amendment.

Prospectus Summary, page 1

3.
Please explain how "fair market value" will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business.

Response: We have added disclosure on page 1 of the Amendment to the effect that the fair market value will be determined by the Company’s board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value and the fair market value of comparable businesses and that if the board is not able to independently determine that the target business has a sufficient fair market value, the Company will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the National Association of Securities Dealers, Inc. with respect to the satisfaction of the such criteria.

4.
Explain how services will be negotiated "on an arms’ length basis" in light of the conflict of interest involving Mr. Easton. For example, confirm that Mr. Easton will not be involved in the negotiations in fees for such services.

Response: We have added disclosure on page 1 of the Amendment to the effect that (i) all transactions between the Company and Easton Associates or any other affiliate of our officers, directors or existing stockholders will be on terms believed by the Company to be no less favorable than are available from unaffiliated third parties, (ii) such transactions will require prior approval in each instance by a majority of the Company’s disinterested “independent” directors or, if there are no disinterested independent directors, the members of the board who do not have an interest in the transaction and (iii) Mr. Easton will not be involved in the negotiations in fees for such services.

Private Placement, page. 2

5.
We note that your officers and directors have agreed to purchase from you an aggregate of 1,250,000 founder warrants. Tell us whether these warrants have rescission rights and describe the nature of those rights. If the founders have a right to rescind their warrant purchases requiring you to refund up to an aggregate of the purchase price paid for the warrants, we believe your presentation of the proceeds received from the purchase of warrants within shareholders' equity would not be appropriate.

Response: We do not believe that the purchasers of the insider warrants in the private placement will be entitled to rescission rights because the private placement of warrants should not be integrated with the Company’s initial public offering of units.

Consistent with the Staff’s policy position taken in the No-Action Letter Black Box Incorporated (avail. June 26, 1990), as amplified by Squadron, Ellenoff, Plesent & Lehrer (avail. Feb. 28, 1992), we believe that the Company has valid grounds for a private placement with respect to the founders’ purchases of the warrants in the private placement based on the number and nature of the offerees in the private placement. Each of the eight purchasers of the private placement is a founder and director, officer and/or existing stockholder of the Company with a pre-existing relationship to the Company and the terms of such private placement were negotiated by such founders with CRT Capital Group LLC (“CRT”) prior to the filing of the registration statement. Because the founders have been intimately involved with the Company since its formation and also qualify as “accredited investors”, they do not require the protection of registration under the Securities Act. In addition, there has been no general solicitation for the private placement since the founders did not come to the transaction by virtue of the filing of the registration statement. Accordingly, the private placement should not be integrated with the initial public offering.

Securities and Exchange Commission

Moreover, each of the Company’s officers and directors that has agreed to purchase founder warrants has agreed to waive any claims, right to sue or rights in law or arbitration, as the case may be, to seek rescission of his or her purchase of the founder warrants. (Please see section E of the Placement Warrant Purchase Agreement filed as Exhibit 10.16 to the Amendment). In addition, based on the precedent established by the U.S. Supreme Court in Pinter v. Dahl, 486 U.S. 622 (1988), the Company believes it would be nearly impossible for the Company’s directors or existing stockholders to successfully prosecute a rescission claim. Under Pinter v. Dahl, if a party seeking rescission is at least equally responsible for the Section 5 violation for which rescission is sought under Section 12, that party must be denied relief (so long as such denial would not offend the policies underlying the securities laws). The purchasers of the founding warrants, each of whom is a control person of the Company (or is an affiliated entity of a control person of the Company), are the only individuals who actually could have effected the registration of the founding warrants, yet deliberately did not do so, having chosen to proceed with the private placement instead (as has become customary in similarly-structured offerings). Therefore, the Company believes that the founding warrant purchasers could not succeed with a rescission claim.

Accordingly, based on the foregoing, the presentation of the proceeds received from the purchase of the warrants within shareholders equity is appropriate.

The Offering, page 3

6.
We note that you will have access to one-half of the interest earned on the trust account to fund certain expenses. Please disclose the applicable interest rate and quantify the maximum amount of interest that will be available to you. Revise throughout.

Response: There is no maximum amount of interest that may be released to us. We have stated on pages 5, 32 and 36 of the Amendment that, although we do not know the exact rate of interest to be earned on the trust account, we believe that the recent historical interest rates of U.S. Treasury Bills with less than six month maturities are indicative of the interest to be earned on the funds in the trust account.

Risk Factors, page 12

7.
Add a risk factor highlighting the uncertainty as to the type of health care company that the company may acquire. The health care industry is very broad and an investor's idea of what constitutes a health care company may vary dramatically from management's.

Response: We have added a risk factor on page 16 of the Amendment that highlights the uncertainty as to the type of healthcare company that the Company may acquire.

If we are required to dissolve and liquidate before a business combination..., page 12

8.	Clearly indicate that if the company is unable to complete an acquisition and is required to dissolve and liquidate its assets, investors will lose money on their initial investment.

Response: In response to this comment, we have revised the disclosure in the risk factor to clearly indicate that the investors may lose money on their initial investment if the Company is required to dissolve and liquidate.

Securities and Exchange Commission

Under Delaware law, the requirements an restrictions relating to the offering…, page 13

9.
Revise the disclosure to make clear at the beginning of the risk factor with the consent of 95% of the company's stockholders the following provisions may be changed. Also, we note the reference in the last sentence to “certain of the above-described provisions.” Remove the provisions that cannot be amended.

Response: We have revised the disclosure in this risk factor to clarify that with the consent of 95% of the Company’s stockholders, the following provisions may be changed. We also removed the provisions that cannot be amended.

Because there are numerous companies with a business plan similar to ours…, page 16

10.
Please quantify the number of blank check companies that at have completed IPOs and the number that have filed registration statements to date. Disclose the number that have consummated business combinations to date. Provide similar disclosure regarding the number of healthcare related blank check companies that have filed registration statements to date, the number that have been declared effective and are currently looking for targets, and the number that have consummated a business combination.

Response: We have revised the risk factor to quantify the number of blank check companies that have completed IPOs and the number that have filed registration statements to date. We have also disclosed the number that have consummated and announced business combinations to date. We have provided similar disclosure regarding the number of healthcare related blank check companies that have filed registration statements, the number that have been declared effective and the number that have consummated a business combination.

We may issue shares of our capital stock or debt securities..., page 16

11.	Clarify whether additional equity investors in a follow-on offering could reduce the $7.60 expected to be paid to initial investors if the trust is liquidated.

Response: We have revised the disclosure to clarify that additional equity investors in a follow-on offering would not be able to participate in any distribution of the trust account upon our liquidation and, accordingly, would not reduce the amount paid to public stockholders upon liquidation of the trust account.

We will be dependent upon interest earned on the trust account..., page 17

12.
Please state whether your existing shareholders, officers or directors are obligated to provide funding as discussed in the last sentence and whether the company is permitted to obtain additional funding from third party lenders.

Response: We have revised the disclosure to state that none of the Company’s existing stockholders, officers or directors is required to provide any financing to the Company and the Company is permitted to obtain financing from third party lenders.

Securities and Exchange Commission

The healthcare industry is susceptible to significant liability exposure, page 21 and 22

13.	This risk factor is listed twice on the pages noted above. Please revise.

Response: We have removed the risk factor on page 22.

If the FDA or other state or foreign. Agencies impose regulations…, page 24

14.	The narrative to this risk factor is too long and should be shortened to describe only the most material risks posed by such regulation.

Response: We have shortened the narrative to this risk factor to describe only the most material risks posed by such regulation.

Use of Proceeds, page 30

15.
We note gross proceeds of $1,250,000 from the sale of founder warrants but are unable to locate the related offering expenses. Please tell us how these will be paid and, if from the proceeds in this offering, provide an appropriate line item.

Response: We have revised the Use of Proceeds Table to include the expenses of the private placement in addition to the public offering expenses.

16.	We further note that loans in the amount of $225,000 will be repaid out of the finds not held in trust (page 32), but we are unable to locate a line item in the table referencing such use.

Response: We respectfully submit that the $225,000 of management loans are not being repaid from the net proceeds of the offering. Rather, the loans represent a portion of the offering expenses listed at the top of the table payable from the gross proceeds of the offering. We believe that this is adequately addressed in the footnote to the table and elsewhere in the Use of Proceeds section.

17.
Tell us in your response letter how you will know prior to effectiveness whether the underwriters will exercise the over-allotment option. You also indicate that shares issued in the form of a dividend to your existing shareholders may be repurchased by the company. Quantify the maximum amount of such repurchase and discuss how you intend to fund this amount and what factors will be considered in deciding whether to repurchase these shares.

Response: The Company will not know prior to effectiveness whether the underwriters will exercise the over-allotment option. Prior to effectiveness of the offering, the Company will issue the dividend shares which are subject to the Company’s repurchase right. The price for each share pursuant to this right is par value of $.0001 per share. The maximum amount of such repurchase would be approximately $35.16 which would be paid out of the funds held outside of the trust account. We have included the possible payment for the repurchase of the dividend shares in footnote (3) to the Use of Proceeds table which describes potential miscellaneous expenses. In accordance with the Company’s agreement with CRT, in the event that CRT does not exercise its over-allotment in full, the Company must exercise this right to purchase shares in an amount sufficient to cause the existing stockholders to own 20% of the outstanding shares after giving effect to the offering and the exercise, if any, of the over-allotment option. We have revised the disclosure on pages 58 and 60 of the Amendment to reflect this.

Securities and Exchange Commission

Principal Stockholders, page 58

18.	Reference is made to footnote 1. Given that you expect to issue the dividend shares pre-effectively, these securities should be included in the beneficial ownership table.

Response: We have added a footnote to each beneficial owner’s number of shares beneficially owned that indicates that such person will receive a certain number of dividend shares prior to the effective date of the offering which will be subject to the Company’s repurchase in the event that the underwriters do not exercise all or a portion of their over-allotment option.

Comparisons to Offerings of Blank Check Companies, page 49

19.	Include a comparison highlighting the availability of Form S-8 for compensatory shares prior to an acquisition.

Response: We respectfully submit that because Form S-8 would be unavailable for both the Company and blank check companies under Rule 419 since both are considered a “shell company” under the SEC rules, we do not believe such comparison is appropriate.

Underwriting, page 67

20.
We note the contingent nature of part of the underwriter's compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the UPO is insufficient.

Response: We have added disclosure on page 69 of the Amendment regarding when the distribution ends.

Financial Statements

Balance Sheet, page F-3

21.
We note that you intend to declare a dividend of 351,562 shares that will be subject to repurchase. Tell us how you plan to account for this dividend and refer to your basis in the accounting literature.

Response: The Company intends to account for the stock dividend as a stock split effected in the form of a dividend as discussed in ARB 43 Chapter 7.

Note 3 - Proposed Offering, page F-8

22.
Based upon your capitalization table on page 33, it appears that upon issuance you intend to classify within equity the warrants which comprise part of the units being registered. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that you have not yet filed the Specimen Warrant Certificate (Exhibit 4.3) or the Form of Warrant Agreement (Exhibit 4.4). We may have further comment in this area after a review of these exhibits and your response.

Securities and Exchange Commission

Response: The warrants are intended to be classified as equity upon the issuance of the units. Both the warrant agreement and the warrant certificate state that the warrant holders will have no right to net cash settle the warrant if there is not an effective registration statement. We have filed the Specimen Warrant Certificate and Form of Warrant Agreement as exhibits to the Amendment.

23.
Please revise to provide a more detailed discussion of your warrants underlying your units. In this regard, provide disclosures similar to your risk factor “If we are unable to maintain a current prospectus...” on pages 12-13. Also, disclose how you will account for these warrants upon issuance.

Response: We have added a more detailed discussion of the warrants in Note 3.

Note 4 - Related Party Transactions. page F-9

24.
We note from page 4 that the founder warrants and shares of common stock underlying the founder warrants are entitled to registration rights pursuant to the registration rights agreement to be filed. We also note that you have not yet filed the Form of Registration Rights Agreement (Exhibit 10.15). Please revise your financial statements to disclose the registration rights. Also, disclose how you will account for these warrants upon issuance. We may have further comment in this area after a review of this exhibit and your response.

Response: We have added a discussion of the registration rights and the accounting of the warrants in Note 4D. We have filed the Registration Rights Agreement as an exhibit to the Amendment.

Note 5 - Commitments and Contingency, page F-10

25.
We refer to your underwriter's unit purchase option. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 1 l(a) of SFAS 133, If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial. data, dilution information and anywhere else in the document as needed, to properly reflect this classification. We also note that you have not yet filed the Form of Unit Purchase Option (Exhibit 4.5). We may have further comment in this area after a review of this exhibit and your response.

Response: We have added disclosure with respect to the proposed accounting of the underwriter's purchase option and the Warrants underlying this option in Note 5. We have filed the form of Unit Purchase Option as an exhibit to the Amendment.

Part II

Signatures

26.	Please have your chief accounting officer sign in that capacity.

Response: The Company’s principal accounting officer has signed the Amendment in that capacity.

Securities and Exchange Commission

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:
Joel I. Papernik, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission

William A. Bennett, Esq.

Apex Bioventures Acquisition Corporation

K. Michael Forrest

Bingham McCutchen LLP

Floyd I. Wittlin, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Joel I. Papernik, Esq.